UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

Publicly-held Company

CNPJ/MF nº 32.785.497/0001-97

MATERIAL FACT

Distribution of interest on equity

Natura &Co Holding S.A. (the “Company”), in compliance with the provisions of article 157, par. 4, of Law No. 6404/76 and Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44/21, informs shareholders and the market in general that, on this date, the Board of Directors approved, in accordance with arts. 20, item (xxvi) and 29, par. 5 of the Company's bylaws, the distribution of interest on equity, referring to the first quarter of the 2024 fiscal year (period from January 1, 2024 to January 18, 2024)  in the gross amount of R$44,853,437.89, corresponding to an estimated gross value of R$0.032416 per share (excluding treasury shares), with a withholding of 15% (fifteen percent) income tax at source, resulting in interest on equity in the net amount of R$ 38,125,422.21, corresponding to an estimated net value of R$0.027554 per share (excluding treasury shares), except for legal entity shareholders proven to be immune or exempt from this retention.

The declared interest on equity will be calculated based on the final shareholding position on April 8, 2024. The Company's shares will be traded ex-rights of interest on equity from April 9, 2024, onwards.

For holders of American Depositary Receipts – ADRs, payment of interest on equity will be processed in accordance with the applicable rules of the depositary, The Bank of New York Mellon.

Payment of interest on equity will be made during the fiscal year of 2024, on a date to be determined in due course by the Company's management.

The amount per share may be modified due to possible issuance of shares or sale of treasury shares to meet the exercise of purchasing shares granted based on the Company's share based compensation plans. Any change in the amount per share, due to a change in the number of shares held in treasury, will be communicated through a Notice to Shareholders.

Additionally, in continuity with the Material Fact and Notice to Shareholders disclosed by the Company, on March 11, 2024 and March 19, 2024, respectively, relating to the distribution of dividends for the 2023 fiscal year in the total amount of R$979.176.000,00, the Company informs its shareholders and the market in general that the previously estimated Value per Share suffered a variation due to the change in the number of shares in the Company's treasury, resulting from the issuance of shares or sale of shares in treasury to meet the exercise of purchasing shares granted based on the Company's share based compensation plans. The Company therefore informs that the Value per Share resulting from the distribution of dividends will be R$0.707658 per share, excluding treasury shares.

São Paulo, March 28, 2024.

Guilherme Castellan

CFO and Investor Relations Officer Natura &Co Holding S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 28, 2024.